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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

                             Tender Offer Statement

                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                            ------------------------
                             Micro Warehouse, Inc.
                           (Name of Subject Company)

                               BYOWC Partners LLC
                            Bridgeport Holdings Inc.
                       Bridgeport Acquisition Corporation
                                   (Bidders)

                                  Common Stock
                         (Title of class of securities)
                            ------------------------

                                   59501B105

                     (CUSIP number of class of securities)
                            ------------------------

                                Alfred D. Boyer
                            9665 Wilshire Boulevard
                                   Suite 200
                        Beverly Hills, California 90212

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)
                            ------------------------

                                WITH A COPY TO:

                             Joshua M. Berman, Esq.
                             Abbe L. Dienstag, Esq.
                      Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                            ------------------------

                           Calculation of Filing Fee

            Transaction Valuation*                           Amount of Filing Fee**
                 $454,302,388                                        $90,861

* For purposes of calculating fee only. Assumes the purchase by Bridgeport Acquisition Corporation ("Acquisition") of up to 23,910,652 shares of Micro Warehouse, Inc. (the "Company") common stock, at $19.00 per share, in accordance with terms of the Offer described herein. The remaining outstanding shares of common stock of the Company not owned by Acquisition or its affiliates may be purchased by the Company in an offer with respect to which the Company has filed a Schedule 13E-4 and has separately paid a fee, as described herein.

**  1/50th of 1% of Transaction Valuation.

    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:                                Filing party:
Form or registration no.:                              Date filed:

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    This Statement relates to the third party tender offer by Bridgeport
Acquisition Corporation, a Delaware corporation ("Acquisition") and a wholly owned subsidiary of Bridgeport Holdings Inc. ("Parent"), a Delaware corporation and a direct subsidiary of BYOWC Partners LLC, a Delaware limited liability company ("BYOWC"), to purchase approximately such number of the outstanding shares of common stock, including the associated preferred share purchase rights (the "Shares") of Micro Warehouse, Inc., a Delaware corporation (the "Company"), which, together with Shares currently owned by BYOWC, constitutes approximately 71% of the outstanding Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 1999, annexed hereto as Exhibit (a)(1) (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), at a purchase price of $19.00 per Share, net to each tendering stockholder in cash. The Offer also includes the offer by the Company to purchase the remaining outstanding Shares to the extent they are tendered in the Offer. The Company has concurrently herewith filed a Schedule 13E-4 with respect to its offer.

    The item numbers below and responses thereto are in accordance with the requirements of Schedule 14D-1.

Item 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Micro Warehouse, Inc., a Delaware corporation. The address of the Company's principal executive offices is 535 Connecticut Avenue, Norwalk, Connecticut 06854.

    (b) The securities to which this statement relates are the Shares. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 2. IDENTITY AND BACKGROUND.

    (a)-(g) This Statement is being filed by BYOWC, Parent and Acquisition (collectively, the "Reporting Persons"). Acquisition is a direct wholly owned subsidiary of Parent. Parent is currently a direct wholly-owned subsidiary of BYOWC. Upon consummation of certain equity financings described in the Offer to Purchase, BYOWC's investment partners will also own equity interests of Parent.

    The information set forth in Section 9 ("Certain Information Concerning BYOWC, Parent and Acquisition") and in Schedules II, III and IV of the Offer to Purchase is incorporated herein by reference.

Item 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Introduction, Sections 9 ("Certain Information Concerning
BYOWC, Parent and Acquisition"), 11 ("Background of the Offer and the Merger") and 15 ("The Merger Agreement; Stockholder's Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

                                       2
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Item 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

    (a)-(g) The information set forth in the Introduction and Sections 5 ("Purpose of the Offer and the Merger; Structure of the Transaction; Short Form Merger; Plans for the Company; Appraisal Rights; Going Private Transactions") and 14 ("Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in Sections 9 ("Certain Information Concerning BYOWC, Parent and Acquisition") and 15 ("The Merger Agreement; Stockholder's Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction and Sections 5 ("Purpose of the Offer and the Merger; Structure of the Transaction; Short Form Merger; Plans for the Company; Appraisal Rights; Going Private Transactions"), 9 ("Certain Information Concerning BYOWC, Parent and Acquisition"), 11 ("Background of the Offer and the Merger"), and 15 ("The Merger Agreement; Stockholder's Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Sections 19 ("Fees and Expenses") and 20 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

Item 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Sections 8 ("Certain Information Concerning the Company") and 9 ("Certain Information Concerning BYOWC, Parent and Acquisition") of the Offer to Purchase is incorporated herein by reference. The incorporation by reference herein of such financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold the Shares being sought in the Offer.

Item 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Sections 11 ("Background of the Offer and the Merger") and 15 ("The Merger Agreement; Stockholder's Agreements") of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth in Section 18 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Sections 14 ("Certain Effects of the Offer") and 18 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (e) None

    (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, to the extent not otherwise set forth herein, is incorporated herein by reference.

Item 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase, dated December 28, 1999.

    (a)(2) Letter of Transmittal.

                                       3
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    (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
Other Nominees.

    (a)(4) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Notice of Guaranteed Delivery.

    (a)(6) Text of Press Release issued December 21, 1999.

    (a)(7) Form of Summary Advertisement, dated December 28, 1999.

    (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(9) Text of Press Release issued December 28, 1999.

    (b)(1) Commitment Letter dated December 20, 1999 among Credit Suisse First Boston, CIBC Inc., CIBC World Markets Corp., BYOWC and FS Equity Partners IV, L.P., included as Exhibit 2 to the Agreement and Plan of Merger filed as Exhibit (c)(3) hereto.

    (c)(1) Confidentiality Agreement dated November 22, 1999, between BYOWC and the Company.

    (c)(2) Standstill Agreement, dated December 2, 1999, between BYOWC and the Company.

    (c)(3) Agreement and Plan of Merger, dated as of December 20, 1999, among BYOWC, Parent, Acquisition and the Company, including Exhibits 1, 2 and 3 thereto.

    (c)(4) Stockholder's Agreement, dated as of December 20, 1999, among Parent, Acquisition and Peter Godfrey.

    (c)(5) Stockholder's Agreement, dated as of December 20, 1999, among Parent, Acquisition and Felix Dennis.

    (d)-(f) Not applicable.

                                       4
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                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       BYOWC PARTNERS LLC

                                                       By:             /s/ ALFRED D. BOYER
                                                            -----------------------------------------
                                                       Name: Alfred D. Boyer
                                                       Title: MANAGING MEMBER

Dated: December 28, 1999

                                       5
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                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       BRIDGEPORT HOLDINGS INC.

                                                       By:             /s/ ALFRED D. BOYER
                                                            -----------------------------------------
                                                       Name: Alfred D. Boyer
                                                       Title: Vice President

Dated: December 28, 1999

                                       6
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                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       BRIDGEPORT ACQUISITION CORPORATION

                                                       By:             /s/ ALFRED D. BOYER
                                                            -----------------------------------------
                                                       Name: Alfred D. Boyer
                                                       Title: Vice President

Dated: December 28, 1999

                                       7
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                                 EXHIBIT INDEX

                                                                                  Sequentially
Exhibit No.                               Description                            Numbered Page
-----------                               -----------                           ----------------
(a)(1)            Offer to Purchase, dated December 28, 1999..................

(a)(2)            Letter of Transmittal.......................................

(a)(3)            Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees................................

(a)(4)            Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees...................

(a)(5)            Notice of Guaranteed Delivery...............................

(a)(6)            Text of Press Release issued December 21, 1999..............

(a)(7)            Form of Summary Advertisement, dated December 28, 1999......

(a)(8)            Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9...............................

(a)(9)            Text of Press Release issued December 28, 1999..............

(b)(1)            Commitment Letter dated December 20, 1999 among Credit
                  Suisse First Boston, CIBC Inc., CIBC World Markets Corp.,
                  BYOWC and FS Equity Partners IV, L.P., included as Exhibit 2 to the Agreement and Plan of Merger filed as Exhibit (c)(3) hereto.

(c)(1)            Confidentiality Agreement, dated November 22, 1999, between
                  BYOWC and the Company.......................................

(c)(2)            Standstill Agreement, dated December 2, 1999, between BYOWC and the Company.............................................

(c)(3)            Agreement and Plan of Merger, dated as of December 20, 1999, among BYOWC, Parent, Acquisition and the Company, including
                  Exhibits 1, 2 and 3 thereto.................................

(c)(4)            Stockholder's Agreement, dated as of December 20, 1999,
                  among Parent, Acquisition and Peter Godfrey.................

(c)(5)            Stockholder's Agreement, dated as of December 20, 1999,
                  among Parent, Acquisition and Felix Dennis..................